UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐    No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
 Yes    ☐    No   ☒

Central Puerto: Ps. 27.7 per ADR, and Commencement of Operations of Wind Farms La Genoveva II (41.8 MW) and La Castellana II (14.4 MW)

BUENOS AIRES, Argentina--(BUSINESS WIRE)--November 11, 2019--Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, as measured by generated power, reports its consolidated financial results for the quarter and nine-months period ended on September 30, 2019 (“Third Quarter” or “3Q2019”, and “nine-month period” or “9M2019”, respectively).

A conference call to discuss the results of the Third Quarter 2019 will be held on November 12, 2019 at 12:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter and nine-month period ended on September 30, 2019 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter and the nine-months period ended on September 30, 2018, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter and six months period ended on September 30, 2019 and the notes thereto, which will be available on the Company’s website.

A. Highlights

3Q2019 energy generation decreased 11% to 3,942 GWh, as compared to 4,438 GWh during the same period of 2018 (see section C. Main Operating Metrics), mainly due to a 18% and 6 % decrease in thermal and hydro generation, respectively, partially offset by a 233% increase in renewable energy generation from the wind farms La Castellana I, Achiras, La Castellana II and La Genoveva II. Thermal units reached 94% availability.

3Q2019 Net income was Ps. 2.77 per ordinary share or Ps. 27.7 per ADR (for more information see section D. Financial).

“During this quarter, our wind farms La Castellana II and La Genoveva II commenced commercial operations, allowing us to serve customers directly under the term market.

Moreover, on October 5, 2019, we reached the COD of the new Luján de Cuyo cogeneration unit, 7 weeks ahead of the agreed schedule, offering power and steam to our clients with high efficiency”

Jorge Rauber, CEO of Central Puerto

Collections of the CVO trade receivables. During the period, the Company continued with the collection of the installments related to the CVO trade receivables as scheduled. Additionally, July, Central Puerto collected Ps. 825 million (including VAT), approximately equivalent to US$ 19,8 million using the exchange rate of the date of the collection, related to the installments corresponding to the March-December 2018 of the CVO agreement.

Trade receivables and debt compensation with CAMMESA. During the quarter, CAMMESA, in accordance to a general offer maid to all generators, cancelled the pending trade receivables from CAMMESA accrued between 2013 and 2016, after offsetting the balance of loans and advances granted by CAMMESA. This agreement included a 18% reduction in the amount of principal plus accrued interests that CAMMESA owed to the Company. As a consequence of this transaction, the Company collected Ps. 1.6 billion (excluding VAT).

Renewable energy

La Castellana II and La Genoveva II reached commercial operation date (COD). On July 16, 2019, and September 14, respectively, the wind farms La Castellana II (14.4 MW) and La Genoveva II (41.8 MW) commenced commercial operations. These wind farms sell energy directly to large users under the MATER regulatory framework and have 100% of their estimated energy generation (considering the median, or Percentile 50%) already contracted.

Advances in renewable projects. During the quarter, Central Puerto continued with the construction of wind farms La Genoveva I (88.2 MW), which will sell electricity under the RenovAr 2.0 program, and Manque (57 MW) and Los Olivos (22.8 MW), which will sell electricity under the MATER framework. As of the date of this report, these last two projects have already signed long-term PPA contracts with private customers for 100% and 80%, of the estimated energy generation of the term market projects (considering the median -Percentile 50%- of the expected energy production), respectively.

B. Recent news

Luján de Cuyo new cogeneration COD. On October 5, 2019, the new cogeneration of the Luján de Cuyo plant reached its COD, 7 weeks ahead of the agreed schedule. This unit will provide electricity through a 15-years PPA with CAMMESA, and steam to YPF during a similar time period.

C. Main operating metrics

The table below sets forth key operating metrics for the 3Q2019, compared to the 2Q2019 and the 3Q2018, and 9M2019, compared to 9M2018:

Key Metrics	3Q 2019	2Q 2019	3Q 2018	Var % (3Q/3Q)	9M 2019	9M 2018	Var % (9M/9M)
Continuing Operations
Energy Generation (GWh)	3,941	3,256	4,423	(11%)	10,747	11,017	(2%)
-Electric Energy Generation- Thermal*	2,383	2,444	2,911	(18%)	7,374	7,639	(3%)
-Electric Energy Generation – Hydro	1,373	665	1,456	(6%)	2,884	3,323	(13%)
-Electric Energy Generation – Wind	185	147	56	233%	489	56	779%
Installed capacity (MW; EoP1)	4,139	4,083	3,812	9%	4,139	3,812	9%
-Installed capacity -Thermal (MW)	2,493	2,493	2,222	12%	2,493	2,222	12%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	205	149	149	38%	205	149	38%
Availability - Thermal[2]	94%	92%	94%	0 p.p.	93%	88%	5 p.p.
Steam production (thousand Tons)	221	266	286	(23%)	764	866	(12%)
Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.
[1]	EoP refers to “End of Period”
[2]	Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 3Q2019, energy generation decreased 11% to 3,941 GWh, compared to 4,423 GWh in the 3Q2018, mainly due to: a) a 18% decrease in the thermal generation, which during the 3Q2019 was affected by a scheduled maintenance in the steam unit TV06, and a decrease in the dispatch for some of our small steam turbines, and b) a 6% decrease in energy generation form our hydro plant Piedra del Águila due to less waterflow in the Limay and Collón Curá rivers. This was partially offset by a 233% increase in our electricity generation from wind farms, due to the operation during the full quarter of La Castellana I (99 MW) and Achiras I (48 MW) wind farms the commenced their commercial operations during the 3Q2018. During 3Q2019 these plants generated and sold, under the RenovAr Program, a total of 155 GWh. Additionally, as mentioned above, during the 3Q2019, the wind farms La Castellana II (14.4 MW) and La Genoveva II (41.8 MW) reached their COD, generating 32 GWh during the first weeks of operations to supply large users under the Term Market regulatory framework (MATER). As a reference, domestic energy generation decreased 2.3% during the 3Q2019, compared to the 3Q2018, according to data from CAMMESA.

During 3Q2019, machine availability for thermal units reached 94%, compared to 94% in 3Q2018, showing a sustained level and well above the market average availability for thermal units for the same period of 85%, according to data from CAMMESA.

Finally, steam production showed a decrease of 23% totaling 221,000 tons produced during 3Q2019 compared to 286,000 tons during the 3Q2018. These decrease was due to a 12 days scheduled halt in the production of the old cogeneration unit of the Luján de Cuyo plant in order to allow the necessary civil works in the steam pipeline for the connection of the new cogeneration unit, which started operations on October 5, 2019. Steam production is expected to return to normal levels now that the new unit is in service.

In the 9M2019, energy generation decreased 2% to 10,747 GWh, compared to 11,017 GWh in the 9M2018, mainly due to a 13% decrease in the generation of our hydro plant, due to less waterflow in the Limay and Collón Curá rivers, and a 3% decrease in thermal generation, due to less dispatch, especially for small steam turbines. This decrease was partially offset by a 779% increase in our electricity generation from wind farms, due to the operation during the full period of La Castellana I (99 MW) and Achiras I (48 MW) wind farms the commenced their commercial operations during the 3Q2018. During 9M2019 period these plants generated and sold, under the RenovAr Program, a total of 459 GWh. Additionally, as mentioned above, during the 3Q2019, the wind farms La Castellana II (14.4 MW) and La Genoveva II (41.8 MW) reached their COD, generating 32 GWh during the first weeks of operations to supply large users under the Term Market regulatory framework (MATER).

As a reference, domestic energy generation decreased 6.8% during the 9M2019, compared to the 9M2018, according to data from CAMMESA.

During 9M2019, machine availability of thermal units reached 93%, compared to 88% in 9M2018 (which was affected by the unscheduled extension of the maintenance of combined cycle of the Puerto Complex), showing a sustained level, and well above the market average availability for thermal units for the same period of 81%, according to data from CAMMESA.

Finally, steam production decreased 12% totaling 764,000 tons produced during 9M2019 compared to 866,000 tons during the 9M2018. The decrease was related to the connection of the new Luján de Cuyo cogeneration unit to the steam pipeline mentioned above.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	3Q 2019	2Q 2019	3Q 2018	Var % (3Q/3Q)	9M 2019	9M 2018	Var % (9M/9M)
Revenues	7,770	6,546	5,662	37%	21,998	12,955	70%
Cost of sales	(3,195)	(3,688)	(2,303)	39%	(11,408)	(6,035)	89%
Gross profit	4,575	2,859	3,359	36%	10,590	6,921	53%
Administrative and selling expenses	(592)	(473)	(431)	37%	(1,607)	(1,286)	25%
Operating income before other operating results	3,984	2,385	2,928	36%	8,983	5,635	59%
Other operating results, net[1]	9,450	793	10,214	(7%)	13,805	34,484	(60%)
Operating income[1]	13,434	3,178	13,141	2%	22,788	40,119	(43%)
Depreciation and Amortization	703	384	585	20%	1,527	1,290	18%
Adjusted EBITDA[1,2]	14,137	3,563	13,726	3%	24,316	41,409	(41%)
1. Include, among others, the following concepts:
· CVO effect	-	-	-	-	-	15,170	-
· Foreign Exchange Difference and interests related to FONI trade receivables	6,826	424	10,016	(32%)	10,854	18,116	(40%)
See “CVO effect” below for further information.
Average exchange rate of period	50.65	43.41	31.96	58%	44.59	25.19	77%
Exchange rate end of period	57.59	42.46	41.25	40%	57.59	41.25	40%

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

2. See “Disclaimer-Adjusted EBITDA” below for further information.

Adjusted EBITDA Reconciliation

Million Ps.	3Q 2019	2Q 2019	3Q 2018	Var % (3Q/3Q)	9M 2019	9M 2018	Var % (9M/9M)
Consolidated Net income for the period[2]	3,526	1,521	5426	(35%)	6,562	24,204	(73%)
Loss on net monetary position	(698)	1,328	1,268	(155%)	2,272	2,514	(10%)
Financial expenses	9,712	662	4,634	110%	12,190	7,928	54%
Financial income	(878)	(626)	(697)	26%	(1,974)	(2,581)	(24%)
Share of the profit of an associate	(430)	(269)	(613)	(30%)	(818)	(1,359)	(40%)
Income tax expenses	2,203	562	3125	(30%)	4,557	9,794	(53%)
Net income of discontinued operations	0	-	0	N/A	-	(380)	(100%)
Depreciation and amortization	703	384	585	20%	1,527	1,290	18%
Adjusted EBITDA[1,2]	14,137	3,563	13,726	3%	24,316	41,409	(41%)
1. Include, among others, the following concepts:
· CVO effect	-	-		-	-	15,170	-
· Foreign Exchange Difference and interests related to FONI trade receivables	6,826	424	10,016	(32%)	10,854	18,116	(40%)
See “CVO effect” below for further information.
2. See “Disclaimer-Adjusted EBITDA” below for further information.

3Q 2019 Results Analysis

Revenues from continuing operations increased 37% to Ps. 7,770 million in the 3Q2019, as compared to Ps. 5,662 million in the 3Q2018. The increase in revenues was mainly driven by:

(i)

an increase in Sales under contracts, which amounted to Ps. 2,535 million during the 3Q2019, as compared to Ps. 306 million in the 3Q2018, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, the energy generation from wind farms Achiras and La Castellana I, which started operations during the 3Q2018 and where fully operational during the 3Q2019, and La Castellana II and La Genoveva II, which started operations during June and September 2019, respectively;

(ii)

an increase in the fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 1,400 million during the 3Q2019, mainly because of income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 277 million during the 3Q2018,

This increase was partially offset by:

(i)

a decrease in the energy generated during the 3Q2019 of 11%, as compared to the 3Q2018, while availability of the thermal units under Energía Base remained constant, at 94% during 3Q2019, as compared to a similar percentage during the 3Q2018,

(ii)	a decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019. As a reference, the new tariffs are:
Items	Thermal	Hydro
Power capacity payments Res. 1/19[1]

Up to US$ 7,000 per MW per month

during December, January, February, June, July and August

Up to US$ 5,500 per MW per month

during March, April, May, September, October and November

These prices, are multiplied by a percentage, which depends on the average Utilization Factor (UF) of each unit during the previous last twelve months (mobile year):

  If UF >= 70%, the unit receives 100% of the price
  If the is between 30 and 70%, the machine receives UF*0.75+0.475 of the price (lineal proportion)
  If UF<30%, unit receives 70% of the price
US$ 3,000 per MW per month
Energy payments Res. 1/19[2]	US$ 5.4 per MWh for generation with natural gas US$ 8.4 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh
[1]

Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 30, 2019.

[2]	Energy payments above mentioned includes the tariffs for energy generated and energy operated as mentioned in Res. SRRyME 1/2019.
(iii)

a lower-than-inflation increase in the exchange rates for the 3Q2019, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 3Q2019 increased 38% compared to 3Q2018, while the inflation rate for the twelve-month period ended on September 30, 2019, was 54%.

Gross profit increased 36% to Ps. 4,575 million, compared to Ps. 3,359 million in 3Q2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 3,195 million, a 39% increase as compared to Ps. 2,303 million in the 3Q2018. The increase in the cost of sales was primarily driven by:

(i)

An increase in the purchase of fuel (and related concepts) used in our units that sell steam, or electricity under contracts or Energía Base (when applicable), which totaled Ps. 1,237 million during the 3Q2019, as compared to Ps. 547 million in the 3Q2018, due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;

(ii)

a 12.7% increase in non-fuel-related costs of production, which totaled Ps. 1,960 million in the 3Q2019, as compared to Ps. 1,756 million in the 3Q2018, mainly due to the acquisition of the Brigadier López plant.

Gross Profit Margin remained stable, totaling around 59% for both the 3Q2019 and the 3Q2018.

Operating income before other operating results, net, increased 36% to Ps. 3,984 million, compared to Ps. 2,928 million in the 3Q2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) an approximately proportional increase in administrative and selling expenses that totaled Ps. 592 million, a 37% increase as compared to Ps. 431 million in the 3Q2018. This increase was mainly driven by (i) a 41% increase in taxes on bank account transactions, due to increased revenues and costs, among others; (ii) Ps. 38 million during the 3Q2019 related to the maintenance costs of office buildings; (iii) a Ps. 88 million increase in professional services, mainly related to the new renewable energy subsidiaries.

Adjusted EBITDA was Ps. 14,137 million in the 3Q2019, compared to Ps. 13,726 million in the 3Q2018. This variation was mainly due to (i) the increase in operating results before other operating income, net mentioned above, and (ii) a Ps. 3,502 million one-time-gain in interests from clients associated to the trade receivables and debt compensation with CAMMESA (See Section A. Highlights); and (iii) a Ps. 779 million during the 3Q2019, as compared to Ps. 558 million from interest accrued on the trade receivables denominated in US dollars related to the FONI program; which was partially offset by (i) a Ps. 6,203 million gain during the 3Q2019, from the foreign exchange difference on operating assets (mainly the FONI trade receivables), compared to a gain of 9,447 million during the 3Q2018, (ii) a Ps. 616 million non-cash charge related to the property, plant and equipment impairment during 3Q2019.

Consolidated Net income was Ps. 3,526 million and Net income for shareholder was Ps. 4,167 million or Ps. 2.77 per share, in the 3Q2019, compared to Ps. 5,426 million and 5,893 million, respectively, or Ps. 3.92 per share, in the 3Q2018. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 9,712 million in the 3Q2019, compared to Ps. 4,634 million in the 3Q2018, mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are denominated in US dollars, and (ii) positively impacted by higher financial income which amounted to Ps. 878 million during the 3Q2019, compared to Ps. 697 million in the 3Q2018, mainly due to the higher foreign exchange difference over US dollar denominated financial assets (which excludes FONI and other trade receivables). Additionally, the results from the share of profit of associates decreased to Ps. 431 million in the 3Q2019, as compared to Ps. 613 million in the 3Q2018, mainly due to weaker results from the operations of Ecogas.

Finally, the gain on net monetary position totaled Ps. 698 million during the 3Q2019, as compared to loss on the net monetary position of Ps. 1,268 million in the 3Q2018.

FONI collections totaled Ps. 2,177 million in the 3Q2019, -including VAT- (approximately equivalent to US$ 38 million, at the exchange rate as of September 30, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, including a portion of the amounts related to the installments 1 to 10 (See section A. Highlights above for more information).

9M2019 Results Analysis

Revenues from continuing operations increased 70% to Ps. 21,998 million in the 9M2019, as compared to Ps. 12,955 million in the 9M2018. The increase in revenues was mainly driven by:

(iv)	a 5 percentage points increase in the availability of the thermal units under Energía Base, which was 93% during 9M2019, as compared to 88% during the 9M2018,
(v)

an increase in the exchange rates for the 9M2019, higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 9M2019 increased 77% compared to 9M2018, while the inflation rate for the twelve-month period ended on September 30, 2019 was 54%,

(vi)

an increase in the fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 6,521 million during the 9M2019, mainly due to the income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps. 928 million during the 9M2018,

(vii)

Ps. 3,786 millions in the Sales under contracts, compared to Ps. 518 million in the 9M2018, mainly due to the revenues related to the Brigadier López Plant, which was acquired during June 2019, the energy generation from wind farms Achiras and La Castellana I, which started operations during the 3Q2018 and where fully operational during the 9M2019, and La Castellana II and La Genoveva II, which started operations during June and September 2019, respectively.

This was partially offset by the decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19, starting on March 1, 2019, and a decrease in the energy generated during the 9M2019 of 2%, as compared to the 9M2018.

Gross profit increased 53% to Ps. 10,590 million, compared to Ps. 6,921 million in 9M2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 11,408 million, an 89% increase as compared to Ps. 6,035 million in the 9M2018. The increase in the cost of sales was primarily driven by:

(iii)	An increase in the purchase of fuel (and related concepts) used in our units that sell steam, or electricity under contracts or Energía Base (when applicable), which totaled Ps. 6,064 million during the 9M2019, as compared to Ps. 1,471 million in the 9M2018, due to:
	a.	The cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;
b.

a higher price of natural gas used in the units that generate steam or electric energy under the Energía Plus framework, mainly due an increase in the exchange rate for 9M2019 as compared to 9M2018, that was higher than the inflation between this periods, which impacted in the US dollars denominated price of natural gas, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 9M2019 increased 77% compared to 9M2018, while the inflation rate for the twelve-month period ended on September 30, 2019 was 54%,

(iv)	a 17% increase in non-fuel-related costs of production, which totaled Ps. 5,344 million in the 9M2019, as compared to Ps. 4,564 million in the 9M2018, mainly due to (i) a Ps. 195 million increase in compensation for employees, which staring on June 2016 includes the personnel from the Brigadier López plant, a (ii) Ps. 236 million increase in maintenance costs, (iii) a Ps. 218 million increase in depreciation related to the expansion in property, plants and equipment.

Gross Profit Margin totaled 48% during 9M2019, as compared to 53% in the 9M2018. This change was mainly related to the effect of Res. 70/18, which increased both the income and the cost of energy production from thermal units.

Operating income before other operating results, net, increased 59% to Ps. 8,983 million, compared to Ps. 5,635 million in the 9M2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 1,607 million, a 25% increase as compared to Ps. 1,286 million in the 9M2018. This increase was mainly driven by (i) a 46% increase in taxes on bank account transactions, due to increased revenues, costs and the acquisition of the Brigadier López Plant, among others.

Adjusted EBITDA was Ps. 24,316 million in the 9M2019, compared to Ps. 41,409 million in the 9M2018 which included a Ps. 15,170 million gain during the 9M2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). Without taking into account this extraordinary gain, the decrease would have been 8%. This variation was mainly due to a Ps. 9,275 million gain during the 9M2019, lower than a Ps. 17,865 million gain during the 9M2018 from the foreign exchange difference on the trade receivables denominated in US dollars mainly related to the FONI program, which was partially offset by, (ii) the increase in operating results before other operating income, net mentioned above, (ii) a Ps. 3,502 million one-time-gain in interests from clients associated to the trade receivables and debt compensation with CAMMESA (See Section A. Highlights). (iii) a Ps. 5,492 million gain during the 9M2019, as compared to Ps. 1459 million from interest form clients accrued, mainly related to the FONI and similar trade receivables.

Consolidated Net income was Ps. 6,562 million and Net income for shareholder was Ps. 7,022 million or Ps. 4.67 per share, in the 9M2019, compared to Ps. 24,204 million and 25,102 million, respectively, or Ps. 16.68 per share, in the 9M2018, which included a Ps. 15,170 million gain – before income tax- accrued during the 9M2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). In addition to the above-mentioned factors, net income was negatively impacted by (i) higher financial expenses that amounted to Ps. 12,190 million in the 9M2019, compared to Ps. 7,928 million in the 9M2018 mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are denominated in US dollars, and (ii) a lower financial income which amounted to Ps. 1,974 million during the 9M2019, compared to Ps. 2,581 million in the 9M2018, mainly due to the lower foreign exchange difference over US dollar denominated financial assets (which excludes FONI and other trade receivables). Additionally, the results from the share of profit of associates decreased to Ps. 818 million in the 9M2019, as compared to Ps. 1,359 million in the 9M2018, mainly due to weaker results from the operations of Ecogas.

Finally, loss from exposure to the change in the purchasing power of the currency totaled Ps. 2,272 million during the 9M2019, as compared to Ps. 2,514 million in the 9M2018.

FONI collections totaled Ps. 7,101 million in the 9M2019, -including VAT- (approximately equivalent to US$ 123 million, at the exchange rate as of September 30, 2019), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, including amounts related to the installments 1 to 10 (See section A. Highlights above for more information).

Financial Situation

As of September 30, 2019, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 1.6 billion, and Other Current Financial Assets of Ps. 5.1 billion.

Loans and borrowings were received to finance the expansion of the current installed capacity, which includes the construction of the Luján de Cuyo thermal project, and the wind farms La Castellana I, Achiras and La Castellana II, and the acquisition of the Brigadier López Plant. The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of September 30, 2019
Cash and cash equivalents (Central Puerto S.A. stand-alone)		765
Other financial assets (Central Puerto S.A. stand-alone)		4,790
Financial Debt (Central Puerto S.A. stand-alone)		(21,384)
Composed of:
Financial Debt (current) (Central Puerto S.A. stand-alone)	(3,650)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(17,734)
Subtotal Central Puerto stand-alone Net Debt Position		(15,829)
Cash and cash equivalents of subsidiaries		832
Other financial assets of subsidiaries		326
Financial Debt of subsidiaries		(11,439)
Composed of:
Financial Debt of subsidiaries (current)	(996)
Financial Debt of subsidiaries (non-current)	(10,443)
Subtotal Subsidiaries Net Debt Position		(10,281)
Consolidated Net Debt Position		(26,110)

Cash Flows of the 9M2019

Million Ps.	9M2019 ended September 30, 2019
Cash and Cash equivalents at the beginning	317
Net cash flows provided by operating activities	7,327
Net cash flows used in investing activities	(18,933)
Net cash flows provided by financing activities	12,015
Exchange difference and other financial results	546
Loss on net monetary position by cash and cash equivalents	326
Cash and Cash equivalents at the end	1,598

Net cash provided by operating activities was Ps. 7,327 million during the 9M2019. This cash flow arises from (i) Ps. 22,788 million from the operating income from continuing operations obtained during the 9M2019, (ii) Ps. 11,512 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 3,848 million in collection of interests from clients, including the ones from FONI, during the period, minus (iv) the non-cash items included in the operating income, including Ps. 9,275 million from foreign exchange difference on trade receivables; (v) Ps. 7,965 million from income tax paid, and (vi) a Ps. 8,020 million of non-cash effect of loss on the net monetary position re-expression.

Net cash used in investing activities was Ps. 18,933 million in the 9M2019. This amount was mainly due to (i) Ps. 9,993 million payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, (ii) Ps. 7,578 million for the purchase of the Brigadier López Plant, and (i) Ps. 1,723 million invested in de acquisition of short-term financial assets, net.

Net cash provided by financing activities was Ps. 12,015 million in the 9M2019. This amount was the result of Ps. 14,059 million in loans received related to the expansion projects mentioned above (see Section A. Highlights) mainly related to the acquisition of the Brigadier López Plant, which was partially offset by (i) interest and financial expenses paid, related to the loans received for the expansion projects, for a net amount of Ps. 1,971 million, and (ii) Ps. 584 million in loan principal payments.

E. Tables

a. Consolidated Statement of Income

	3Q 2019	3Q 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	7,770,497	5,662,198
Cost of sales	(3,195,246)	(2,303,086)
Gross income	4,575,251	3,359,112

Administrative and selling expenses	(591,510)	(431,562)
Other operating income	10,334,177	10,384,767
Other operating expenses	(268,032)	(171,046)
Property plant and equipment impairment	(615,674)	-
Operating income	13,434,212	13,141,271

Loss (gain) on net monetary position	698,433	(1,267,652)
Finance income	877,628	697,420
Finance expenses	(9,712,149)	(4,633,750)
Share of the profit of associates	430,090	613,276
Income before income tax form continuing operations	5,728,214	8,550,565
Income tax for the period	(2,202,523)	(3,124,741)
Net income for the period from continuing operations	3,525,691	5,425,824
Discontinued operations
Net income after tax for the period from discontinued operations	-	-
Net income for the period	3,525,691	5,425,824

Attributable to:
-Equity holders of the parent	4,166,765	5,892,934
-Non-controlling interests	(641,074)	(467,110)
	3,525,691	5,425,824

Earnings per share:
Basic and diluted (Ps.)	2.77	3.92
Earnings per share from continuing operations:
Basic and diluted (ARS)	2.77	3.92

	9M 2019	9M 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.

Revenues	21,998,264	12,955,355
Cost of sales	(11,408,117)	(6,034,603)
Gross income	10,590,147	6,920,752

Administrative and selling expenses	(1,607,075)	(1,285,896)
Other operating income	14,769,209	19,624,211
Other operating expenses	(348,122)	(310,070)
Property, plant and equipment impairment	(615,674)	-
CVO receivables update	-	15,169,878
Operating income	22,788,485	40,118,875

Loss on net monetary position	(2,272,455)	(2,513,959)
Finance income	1,974,265	2,581,384
Finance expenses	(12,190,049)	(7,927,693)
Share of the profit of associates	818,192	1,359,252
Income before income tax form continuing operations	11,118,438	33,617,859
Income tax for the period	(4,556,656)	(9,794,213)
Net income for the period from continuing operations	6,561,782	23,823,646
Discontinued operations
Net income for the period after tax from discontinued operations	-	380,284
Net income for the period	6,561,782	24,203,930

Attributable to:
-Equity holders of the parent	7,022,198	25,101,998
-Non-controlling interests	(460,416)	(898,068)
	6,561,782	24,203,930

Earnings per share:
Basic and diluted (Ps.)	4.67	16.68
Earnings per share from continuing operations:
Basic and diluted (ARS)	4.67	16.42

b. Consolidated Statement of Financial Position

	As of September 30, 2019	As of December 31, 2018
	Unaudited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	55,162,864	31,074,433
Intangible assets	2,711,293	3,077,574
Investment in associates	3,208,102	2,751,609
Trade and other receivables	24,098,767	22,955,971
Other non-financial assets	228,829	306,998
Inventories	102,148	102,840
	85,512,003	60,269,425
Current assets
Inventories	378,894	304,163
Other non-financial assets	708,294	681,769
Trade and other receivables	11,010,192	14,566,793
Other financial assets	5,115,892	2,705,197
Cash and cash equivalents	1,597,704	316,627
	18,810,976	18,574,549
Total assets	104,322,979	78,843,974

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	16,325,973	16,325,973
Legal reserve	2,129,200	527,913
Voluntary reserve	24,728,144	6,067,229
Retained earnings	7,022,198	20,262,202
Equity attributable to shareholders of the parent	51,719,537	44,697,339
Non-controlling interests	356,585	643,967
Total Equity	52,076,122	45,341,306

Non-current liabilities
Other non-financial liabilities	4,324,224	2,697,211
Other loans and borrowings	28,177,557	7,165,689
Borrowings from CAMMESA	-	1,382,876
Compensation and employee benefits liabilities	153,667	204,436
Deferred income tax liabilities	6,668,698	6,600,325
	39,324,146	18,050,537

Current liabilities
Trade and other payables	3,799,061	2,381,998
Other non-financial liabilities	2,442,987	2,287,037
Borrowings from CAMMESA	-	2,496,286
Other loans and borrowings	4,645,670	926,230
Compensation and employee benefits liabilities	460,790	538,619
Income tax payable	940,111	6,081,852
Provisions	634,092	740,109
	12,922,711	15,452,131
Total liabilities	52,246,857	33,502,668
Total equity and liabilities	104,322,979	78,843,974

c. Consolidated Statement of Cash Flow

	9M 2019	9M 2018
	Unaudited	Unaudited
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax from continuing operations	11,118,438	33,617,859
Income for the period before income tax from discontinued operations	-	452,762
Income for the period before income tax	11,118,438	34,070,621

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,305,809	1,088,052
Net results from replacement or decreases of property plants and equipment	-	114,040
Property, plant and equipment impairment	615,674	-
Amortization of intangible assets	373,960	347,731
Discount of trade and other receivables and payables, net	228,138	(2,297)
CVO receivables update	-	(15,169,878)
Interest earned from customers	(5,491,620)	(1,459,090)
Financial income	(1,974,265)	(2,581,384)
Financial expenses	12,190,049	7,927,693
Share of the profit of associates	(818,192)	(1,359,252)
Stock-based payments	20,257	7,772
Movements in provisions and long-term employee benefit plan expenses	132,336	152,871
Foreign exchange difference for trade receivables	(9,275,363)	(17,865,000)
Income from the sale of La Plata plant	-	(721,083)
Loss on net monetary position	(8,020,358)	(5,626,256)

Working capital adjustments:
Decrease in trade and other receivables	11,512,045	3,723,756
Increase in other non-financial assets and inventories	(250,533)	(464,939)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(221,755)	2,681,029
	11,444,620	4,864,386
Interest received from customers	3,847,596	43,640
Income tax paid	(7,965,016)	(4,184,488)
Net cash flows provided by operating activities	7,327,200	723,538

Investing activities
Purchase of property, plant and equipment	(9,993,157)	(6,563,908)
Acquisition of the Brigadier López Power Plant	(7,578,302)	-
Cash flows generated from the sale of La Plata plant	-	861,840
Dividends received	361,863	1,256,911
(Purchase) Sale of available-for-sale assets, net	(1,723,107)	1,885,522
Net cash flows used in investing activities	(18,932,703)	(2,559,635)

Financing activities
Banks overdrafts received (paid), net	358,392	36,446
Long term loans received	14,058,734	5,454,280
Long term loans paid	(584,374)	(3,435,472)
Interests and other loan costs paid	(1,970,651)	(519,096)
Contributions from non-controlling interests	173,570	426,529
Dividends paid	(20,793)	(1,954,748)
Net cash flows provided by financing activities	12,014,878	7,939

Increase (Decrease) in cash and cash equivalents	409,375	(1,828,158)
Exchange difference and other financial results	546,110	1,939,360
Monetary results effect on cash and cash equivalents	325,592	977,218
Cash and cash equivalents as of January 1	316,627	180,192
Cash and cash equivalents as of September 30	1,597,704	1,268,612

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Third Quarter 2019 results on November 12, 2019 at 12:00 New York Time / 14:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 0531841

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay until November 11, 2020 at +1-412-317-0088 with access code #10136493 and on the Company website under the Investor Relations section.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.sec.gov
  www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “COD” refers to comercial operation date;
  “CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;
  “CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, refers to percentage points;

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

  Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:
  Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
  Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
  although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
  other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Contacts

Chief Financial Officer
Fernando Bonnet
Investor Relations Officer

Tomás Daghlian
Tel (+54 11) 4317 5000 ext.2192
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 11, 2019	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact